# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CHAIN BRIDGE BANCORP INC, CIK 0001392272
CUSIP: 15746L100
Title of class of securities: Class A common stock, par value $0.01 per share
Address of issuer's principal executive offices: 1445-A LAUGHLIN AVENUE, MCLEAN, Virginia (VA), 22101
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002044671

## Reporting persons
- Hingham Institution for Savings: type of reporting person: bank (BK); citizenship or place of organization: Massachusetts (MA); sole voting power 293,565; shared voting power 0; sole dispositive power 293,565; shared dispositive power 0; aggregate amount beneficially owned 293,565 (8.9% of the class)

## Item 1. Issuer
Name of issuer: CHAIN BRIDGE BANCORP INC
Address of issuer's principal executive offices: 1445-A LAUGHLIN AVENUE, MCLEAN, VIRGINIA, 22101.

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being jointly filed by Hingham Institution for Savings and its fully owned subsidiary Hingham Unpledged Securities Corporation.
Address of principal business office or, if none, residence: 55 Main Street, Hingham, MA 02043
Citizenship: Hingham Institution for Savings and its fully owned subsidiary Hingham Unpledged Securities Corporation are organized under the laws of the Commonwealth of Massachusetts.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK)

## Item 4. Ownership
Amount beneficially owned: 293,565
Percent of class: 8.9
Sole power to vote or to direct the vote: 293,565
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 293,565
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Hingham Institution for Saving acquired the security via its fully owned subsidiary, the Hingham Unpledged Securities Corporation. This Corporation is organized under the laws of the Commonwealth of Massachusetts.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Hingham Institution for Savings: Cristian Melej, Chief Financial Officer (01/30/2026)